CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Commodity LASERSSM due 2012	$18,210,000	$2,114.18

PROSPECTUS Dated December 23, 2008	Pricing Supplement No. 724 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-156423
Dated December 23, 2008	Dated April 25, 2011
Rule 424(b)(2)
$18,210,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Commodity LASERSSM due October 25, 2012
Based on the Performance of the S&P GSCI™ Grains Index–Excess Return (the “LASERS”)

Unlike ordinary debt securities, the Commodity LASERSSM due October 25, 2012 Based on the Performance of the S&P GSCI™ Grains Index–Excess Return, which we refer to as the LASERS, do not pay interest and do not guarantee the return of any principal at maturity.  Instead, at maturity you will receive for each LASERS that you hold an amount in cash that may be greater than, equal to or less than the stated principal amount depending on the performance of the S&P GSCI™ Grains Index–Excess Return, which we refer to as the underlying index, both (i) on the valuation date (as defined below) and (ii) on each index business day during the period from but excluding the pricing date (as defined below) to and including the valuation date.  If the index percent change (as defined below) is greater than the downside threshold value of -25% on each index business day during the period from but excluding the pricing date to and including the valuation date, the return on your investment in the LASERS will be the greater of the final index percent change (as defined below) and the specified fixed percentage.  If the index percent change is less than or equal to -25% on any index business day during the same period, the payment at maturity will be solely based on the final index percent change, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the underlying index on the valuation date. In no event will the payment at maturity be greater than the specified maximum payment at maturity. The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the LASERS and could be zero.  The LASERS are senior unsecured obligations of Morgan Stanley, and all payments on the LASERS are subject to the credit risk of Morgan Stanley.
•	The stated principal amount and original issue price of each LASERS is $1,000.
•	We will not pay interest on the LASERS.
•
For each LASERS that you hold, you will receive at maturity the sum of the stated principal amount and the return amount, and this payment may be greater than, equal to or less than the stated principal amount.  In no event will this payment be greater than the maximum payment at maturity of $1,280 per LASERS (128% of the stated principal amount). There is no minimum payment at maturity.

•	The return amount will equal:
º
if the index percent change is greater than the downside threshold value on each index business day during the period from but excluding the pricing date to and including the valuation date, an amount in cash equal to the stated principal amount times the greater of (i) the final index percent change and (ii) the fixed percentage, or

º
if the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, an amount in cash equal to the stated principal amount times the final index percent change.

•	The downside threshold value is -25%.
•	The index percent change on any index business day is equal to:
•
The final index percent change will equal the index percent change as determined on October 22, 2012, which we refer to as the valuation date, subject to postponement due to a non-index business day or a market disruption event.

•	We refer to the day we price the LASERS for initial sale to the public as the pricing date.
•	The fixed percentage will be 12%.
•	The initial index value is 53.56245, the index value on the pricing date.
•	The index value on any index business day is equal to the official settlement price of the underlying index, as published by the index publisher on such index business day.
•	Investing in the LASERS is not equivalent to investing directly in the S&P GSCI™ Grains Index–Excess Return or the commodities futures contracts that underlie the S&P GSCI™ Grains Index–Excess Return.
•	The LASERS will not be listed on any securities exchange.
•	The CUSIP number for the LASERS is 617482SZ8. The ISIN for the LASERS is US617482SZ80.
You should read the more detailed description of the LASERS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of LASERS.”
The LASERS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-11.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

 PRICE $1,000 PER LASERS

	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per LASERS	$1,000	$20	$980
Total	$18,210,000	$364,200	$17,845,800
____________________
(1)
The LASERS will be issued at $1,000 per LASERS and the agent’s commissions will be $20.00 per LASERS; provided that the price to public and the agent's commissions for the purchase by any single investor of greater than $1,000,000 and less than $3,000,000 principal amount of LASERS will be $996.25 per LASERS and $16.25 per LASERS, respectively; for the purchase by any single investor of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of LASERS will be $994.38 per LASERS and $14.38 per LASERS, respectively; and for the purchase by any single investor of $5,000,000 or more principal amount of LASERS will be $992.50 per LASERS and $12.50 per LASERS, respectively.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of $20.00 for each LASERS they sell.  See “Description of LASERS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly owned subsidiary.  See “Description of LASERS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.
The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the LASERS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the LASERS, see the section of this pricing supplement called “Description of LASERS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the LASERS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The LASERS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The LASERS may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The LASERS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the LASERS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the LASERS to the public in Hong Kong as the LASERS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the LASERS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the LASERS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The LASERS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Each agent and each dealer represents and agrees that it will not offer or sell the LASERS nor make the LASERS the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the LASERS, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the LASERS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the LASERS in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The LASERS are medium-term debt securities of Morgan Stanley.  The LASERS have been designed for investors who are willing to forgo market floating interest rates on the LASERS in exchange for a payment at maturity that will vary based on the performance of the S&P GSCI™ Grains Index–Excess Return, which we refer to as the underlying index, both (i) on the valuation date and (ii) on each index business day during the period from but excluding the pricing date to and including the valuation date.  The LASERS do not guarantee the return of any principal at maturity, and all payments on the LASERS are subject to the credit risk of Morgan Stanley.

“Commodity LASERSSM” is a service mark of Citigroup Global Markets Inc.  Used under license.

Each LASERS costs $1,000
We, Morgan Stanley, are offering the Commodity LASERSSM due October 25, 2012 Based on the Performance of the S&P GSCI™ Grains Index–Excess Return, which we refer to as the LASERS.  The stated principal amount and issue price of each LASERS is $1,000.

The original issue price of the LASERS includes the agent’s commissions paid with respect to the LASERS and the costs of hedging our obligations under the LASERS.  The costs of hedging include the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the LASERS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the LASERS.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  See “Risk Factors—The inclusion of commissions and projected profit of hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of LASERS—Use of Proceeds and Hedging.”

The LASERS do not guarantee repayment of any principal at maturity; no interest
Unlike ordinary debt securities, the LASERS do not pay interest and do not guarantee the repayment of any of the principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of LASERS that you hold an amount in cash that will vary depending on the index percent change on each index business day over the life of the LASERS and the index percent change on October 22, 2012, which we refer to as the valuation date, subject to the maximum payment at maturity.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the LASERS and could be zero.  There is no minimum payment at maturity.  If the index percent change is less than or equal to the downside threshold value of -25% on any index business day during the period from but excluding the day we price the LASERS for initial sale to the public, which we refer to as the pricing date, to and including the valuation date and the index percent change on the valuation date, which we refer to as the final index percent change, is negative, you will lose some or all of your investment in the LASERS.

Payment at maturity varies depending on the index percent change on the valuation date and over the life of the LASERS
If the index percent change is greater than the downside threshold value on each index business day during the period from but excluding the pricing date to and including the valuation date, you will receive at maturity for each LASERS that you hold an amount in cash that will be greater than the stated principal amount of the LASERS.  However, if the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, the LASERS will be exposed on a 1 to 1 basis to the performance of the underlying index from the pricing date to the valuation date and, if the value of the underlying index has declined, the LASERS will pay less, and possibly significantly less, than the stated principal amount, as more fully described below.

For purposes of determining whether the index percent change has reached the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, we will disregard index business days on which a market disruption event occurs and will use closing level monitoring, which means that the index percent change will be calculated only once on each index business day based on the official settlement price of the underlying index published by the index publisher on such day.  If the valuation date is postponed, the period of monitoring whether the index percent change has reached the downside threshold value will be extended to the date on which the final index percent change is determined, regardless of whether such date is a non-index business day or a day on which a market disruption event occurs.

At maturity, you will receive, for each LASERS that you hold, the sum of the stated principal amount and the return amount, and this payment may be greater than, equal to or less than the stated principal amount.  In no event will the payment at maturity be greater than the maximum payment at maturity of $1,280 per LASERS (128% of the stated principal amount).  There is no minimum payment at maturity and, accordingly, you could lose your entire investment.

The return amount will be calculated differently depending on whether or not the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date.

•  If the index percent change is greater than the downside threshold value on each index business day during the period from but excluding the pricing date to and including the valuation date, the return amount will equal the stated principal amount times the greater of (a) the final index percent change and (b) the fixed percentage.

As the return amount will be at least equal to the stated principal amount times the fixed percentage, the payment at maturity in this case will be greater than the stated principal amount of the LASERS.

•  If the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, the return amount will equal the stated principal amount times the final index percent change.

The return amount in this case will be solely based on the index percent change on the valuation date.  If the underlying index declines in value from the pricing date to the valuation date, the return amount will be negative and consequently, your payment at maturity will be an amount less, and possibly significantly less, than the stated principal amount of the LASERS.

Where,

index percent change = On any index business day,

index value – initial index value
initial index value

final index percent change	=	The index percent change as determined on the valuation date.

fixed percentage	=	12%

initial index value	=	53.56245, which is the index value for the underlying index on the pricing date

The index value for determining the index percent change on any index business day, including the valuation date, for the underlying index will equal the official settlement price of the underlying index, as published by the underlying index publisher or its successor on such day.

Investing in the LASERS is not equivalent to investing directly in the underlying index or in the commodities futures contracts that underlie the underlying index.  All payments on the LASERS are subject to the credit risk of Morgan Stanley.

On PS-7, we have provided a chart titled “Hypothetical Payouts on the LASERS at Maturity,” which illustrates the performance of the LASERS at maturity over a range of hypothetical index percent changes.  The chart does not show every situation that can occur.

You can review the historical prices of the underlying index for the period from January 1, 2006 through April 25, 2011 in the sections of this pricing supplement called “Description of LASERS—Historical Information” starting on PS-29.  You cannot predict the future performance of the underlying index based upon its historical performance.

The final index percent change will be based on the value of the underlying index on the valuation date.  The scheduled valuation date is October 22, 2012, subject to postponement for a non-index business day or a market disruption event.  If the valuation date occurs on or after October 24, 2012, the maturity date will be postponed to the second business day following that valuation date as so postponed.  See the section of this pricing supplement called “Description of LASERS—Maturity Date.”

Your participation in any appreciation of the underlying index is limited by the maximum payment at maturity
The positive return investors may realize on the LASERS if the final index percent change is positive is limited by the maximum payment at maturity of $1,280 per LASERS, or 128% of the stated principal amount.  The maximum payment at maturity applies to the LASERS whether or not the downside threshold value is reached on any index business day during the period from but excluding the pricing date to and including the valuation date.  Accordingly, your payment at maturity will not exceed $1,280 per LASERS, or 128% of the stated principal amount, regardless of any greater appreciation in the value of the underlying index on the valuation date.  See “Hypothetical Payouts on the LASERS at Maturity” on PS-7.

Morgan Stanley Capital Group Inc. will be the calculation agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), the trustee for our senior notes.  As calculation agent, MSCG has determined the initial index value and will determine the index value for the underlying index, the index percent change on any index business day, including the valuation date, whether the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, whether a market disruption event has occurred and will calculate the payment, if any, that you will receive at maturity.
Morgan Stanley & Co. Incorporated will be the agent; conflicts of interest
The agent for the offering of the LASERS, Morgan Stanley & Co. Incorporated, our wholly-owned subsidiary, which we refer to as MS & Co., will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the LASERS of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Description of LASERS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Where you can find more information on the LASERS
The LASERS are senior unsecured debt securities issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the LASERS, you should read the section of this pricing supplement called “Description of LASERS.”  You should also read about some of the risks involved in investing in the LASERS in the section of this pricing supplement called “Risk Factors.”  The tax and accounting treatment of investments in commodity-linked securities such as the LASERS may differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of LASERS —United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the LASERS.

How to reach us	You may contact your local Morgan Stanley Smith Barney branch office or call us at (866) 477-4776.

HYPOTHETICAL PAYOUTS ON THE LASERS AT MATURITY

The following table illustrates the total return on the LASERS and the payment at maturity for a range of hypothetical index percent changes, depending on whether or not the index percent change was less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date.  The hypothetical returns set forth below reflect the downside threshold value of -25%, the fixed percentage of 12% and the maximum payment at maturity of $1,280.  The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the LASERS.

Index Percent Change	Downside threshold value has NOT been reached		Downside threshold value has been reached*
	Return on LASERS	Payment at Maturity	Return on LASERS	Payment at Maturity
100%	28%	$1,280	28%	$1,280
90%	28%	$1,280	28%	$1,280
80%	28%	$1,280	28%	$1,280
70%	28%	$1,280	28%	$1,280
60%	28%	$1,280	28%	$1,280
50%	28%	$1,280	28%	$1,280
40%	28%	$1,280	28%	$1,280
30%	28%	$1,280	28%	$1,280
28%	28%	$1,280	28%	$1,280
27%	27%	$1,270	27%	$1,270
20%	20%	$1,200	20%	$1,200
15%	15%	$1,150	15%	$1,150
12%	12%	$1,120	12%	$1,120
10%	12%	$1,120	10%	$1,100
5%	12%	$1,120	5%	$1,050
0%	12%	$1,120	0%	$1,000
-5%	12%	$1,120	-5%	$950
-10%	12%	$1,120	-10%	$900
-20%	12%	$1,120	-20%	$800
-24%	12%	$1,120	-24%	$760
-25%	N/A	N/A	-25%	$750
-30%	N/A	N/A	-30%	$700
-40%	N/A	N/A	-40%	$600
-50%	N/A	N/A	-50%	$500
-60%	N/A	N/A	-60%	$400
-70%	N/A	N/A	-70%	$300
-80%	N/A	N/A	-80%	$200
-90%	N/A	N/A	-90%	$100
-100%	N/A	N/A	-100%	$0
*In the scenario where the downside threshold value has been reached, the value of the underlying index will need to recover by the valuation date so that the final index percent change is greater than 0% in order for investors to receive a payment at maturity that exceeds the stated principal amount of the LASERS.

Hypothetical Examples

The following examples illustrate how the payment at maturity on the LASERS is calculated.  These examples assume a hypothetical initial index value of 45.00 and reflect the fixed percentage of 12% and the maximum payment at maturity of $1,280 per LASERS.

Example 1: Downside threshold value has NOT been reached and the final index percent change is positive.  The index percent change is greater than the downside threshold value of -25% on each index business day during the period from but excluding the pricing date to and including the valuation date, and the final index percent change is positive and greater than the fixed percentage.

Hypothetical index value on the valuation date: 54.00

Final index percent change	=	(index value – initial index value) / initial index value

	=	(54.00 – 45.00) / 45.00

	=	20%

Fixed percentage	=	12%

Maximum payment at maturity	=	$1,280

Return amount	=	stated principal amount x [the greater of (i) final index percent change and (ii) fixed percentage]

	=	$1,000 x 20%

	=	$200

Payment at maturity	=	stated principal amount + return amount, subject to the maximum payment at maturity

	=	$1,000 + $200

	=	$1,200
Payment at maturity = $1,200

Example 2:  Downside threshold value has NOT been reached and the final index percent change is negative.  The index percent change is greater than the downside threshold value of -25% on each index business day during the period from but excluding the pricing date to and including the valuation date, and the final index percent change is negative.

Hypothetical index value on the valuation date: 40.50

Final index percent change	=	(index value – initial index value) / initial index value

	=	(40.50 – 45.00) / 45.00

	=	-10%

Fixed percentage	=	12%

Maximum payment at maturity	=	$1,280

Return amount	=	stated principal amount x [the greater of (i) final index percent change and (ii) fixed percentage]

	=	$1,000 x 12%

	=	$120

Payment at maturity	=	stated principal amount + return amount, subject to the maximum payment at maturity

	=	$1,000 + $120

	=	$1,120
Payment at maturity = $1,120
In this example, the decrease in value of the underlying index results in a negative final index percent change.  However, the index percent change never reached the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date.  As a result, the investor realizes a positive return on the LASERS equal to the fixed percentage.

Example 3:  Downside threshold value has NOT been reached and the final index percent change is greater than 28% such that the payment at maturity is limited by the maximum payment at maturity.  The index percent change is greater than the downside threshold value of -25% on each index business day during the period from but excluding the pricing date to and including the valuation date, and the final index percent change is greater than 28% such that the payment at maturity is limited by the maximum payment at maturity.

Hypothetical index value on the valuation date: 60.75

Final index percent change	=	(index value – initial index value) / initial index value

	=	(60.75 – 45.00) / 45.00

	=	35%

Fixed percentage	=	12%

Maximum payment at maturity	=	$1,280

Return amount	=	stated principal amount x [the greater of (i) final index percent change and (ii) fixed percentage]

	=	$1,000 x 35%

	=	$350

Payment at maturity	=	stated principal amount + return amount, subject to the maximum payment at maturity

	=	$1,280

Payment at maturity = $1,280
In this example, the index percent change never reached the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, and the investor receives a return based on the final index percent change, as it is greater than the fixed percentage.  However, because the payment at maturity is subject to the maximum payment at maturity, the investor receives only $1,280 per LASERS at maturity.

Example 4:  Downside threshold value HAS been reached and the final index percent change is negative.  The index percent change was less than or equal to the downside threshold value of -25% on one or more index business days during the period from but excluding the pricing date to and including the valuation date, and the final index percent change is negative.

Hypothetical index value on the valuation date: 22.50

Final index percent change	=	(index value – initial index value) / initial index value

	=	(22.50 – 45.00) / 45.00

	=	-50%

Fixed percentage	=	12%

Maximum payment at maturity	=	$1,280

Return amount	=	stated principal amount x final index percent change

	=	$1,000 x (-50%)

	=	-$500

Payment at maturity	=	stated principal amount + return amount, subject to the maximum payment at maturity

	=	$1,000 + (-$500)

	=	$500

Payment at maturity = $500

Because the index percent change was less than or equal to the downside threshold value on one or more index business days during the period from but excluding the pricing date to and including the valuation date, the investor does not receive the benefit of the fixed percentage return and instead suffers a negative return on the LASERS equal to the final index percent change.

Example 5:  Downside threshold value HAS been reached and the final index percent change is positive.  The index percent change was less than or equal to the downside threshold value on one or more index business days during the period from but excluding the pricing date to and including the valuation date, and the final index percent change is positive.

Hypothetical index value on the valuation date: 46.80

Final index percent change	=	(index value – initial index value) / initial index value

	=	(46.80 – 45.00) / 45.00

	=	4%

Fixed percentage	=	12%

Maximum payment at maturity	=	$1,280

Return amount	=	stated principal amount x final index percent change

	=	$1,000 x 4%

	=	$40

Payment at maturity	=	stated principal amount + return amount, subject to the maximum payment at maturity

	=	$1,000 + $40

	=	$1,040

Payment at maturity = $1,040
In this example, the increase in value of the underlying index results in a positive final index percent change.  Because the index percent change was less than or equal to the downside threshold value on one or more index business days during the period from but excluding the pricing date to and including the valuation date, the investor does not receive the benefit of the fixed percentage return.  However, since the value of the underlying index recovered by the valuation date, the investor does not suffer a loss and instead realizes a positive return on the LASERS equal to the final index percent change.

RISK FACTORS

The LASERS are not secured debt and, unlike ordinary debt securities, do not pay any interest and do not guarantee the return of any principal at maturity. Investing in the LASERS is not equivalent to directly investing in the underlying index or in the commodities futures contracts that underlie the underlying index. This section describes the most significant risks relating to the LASERS.

The LASERS do not pay interest or guarantee a return of any principal at maturity
The terms of the LASERS differ from those of ordinary debt securities in that we do not guarantee repayment of any of the principal amount of the LASERS at maturity and do not pay you any interest on the LASERS.  If the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date and the final index percent change is negative, the payment at maturity on each LASERS will be less, and may be significantly less, than the stated principal amount of the LASERS.  Consequently, the entire principal amount of your investment is at risk.

You will lose the benefit of the fixed percentage return if the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date

If the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, the payment at maturity will solely depend on the index percent change on the valuation date and you will lose the benefit of the minimum return based on the fixed percentage.  As a result, you will be exposed on a 1 to 1 basis to the negative performance of the underlying index on the valuation date.

Your participation in any appreciation of the underlying index is limited by the maximum payment at maturity
The positive return investors may realize on the LASERS if the final index percent change is positive is limited by the maximum payment at maturity of $1,280 per LASERS, or 128% of the stated principal amount.  The maximum payment at maturity applies to the LASERS whether or not the downside threshold value is reached on any index business day during the period from but excluding the pricing date to and including the valuation date.  Accordingly, your payment at maturity will not exceed $1,280 per LASERS, or 128% of the stated principal amount, regardless of any greater appreciation in the value of the underlying index on the valuation date.  See “Hypothetical Payouts on the LASERS at Maturity” on PS-7.

The LASERS are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the LASERS
You are dependent on Morgan Stanley’s ability to pay all amounts due on the LASERS at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the LASERS, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the LASERS prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the LASERS.

Market price of the LASERS may be influenced by many unpredictable factors
Several factors, some of which are beyond our control, will influence the value of the LASERS in the secondary market and the price at which Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., may be willing to purchase or sell the LASERS in the secondary market, including:

• the value and volatility (frequency and magnitude of changes in value) of the underlying index and the price and volatility of the commodities futures contracts that underlie the underlying index;

•  whether or not the index percent change was less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date;

•  trends of supply and demand for the commodities futures contracts that underlie the underlying index at any time, as well as the effects of speculation or any government actions that could affect the markets for such contracts;

• interest and yield rates in the market;

•  geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index, the commodities futures contracts that underlie the underlying index or the commodities markets generally and which may affect the value of the underlying index;

• the time remaining until the maturity of the LASERS; and
• any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your LASERS prior to maturity.  For example, you may have to sell your LASERS at a substantial loss if the value of the underlying index at the time of sale is at or below its initial value and especially if the index percent change has reached the downside threshold value or it is believed to be likely to do so in light of the then-current value of the underlying index.

You cannot predict the future values of the underlying index based on its historical values.  The index percent change may be less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date such that you will be exposed on a 1 to 1 basis to any negative performance of the underlying index and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the final index percent change will be positive or that the index percent change will be greater than the downside threshold value on each index business day during the period from but excluding the pricing date to and including the valuation date so that you will receive at maturity an amount that is greater than the stated principal amount of the LASERS.

An investment in the LASERS will expose you to concentrated risks associated with grain commodities
The underlying index is a sub-index of the S&P GSCI™–Excess Return (“S&P GSCI™–ER”) and is composed entirely of grains futures contracts included in the S&P GSCI™–ER, specifically on four different grain commodities: corn, soybeans, Chicago wheat and Kansas wheat.  An investment in the LASERS may therefore bear risks similar to a securities investment concentrated in a single underlying sector.  Grains prices are primarily affected by weather and crop growing conditions generally and the global demand for and supply of grains, which are driven by global grains production, population growth and economic activity.  In addition, prices for grains are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, including grains, and energy, specifically, and fiscal and monetary issues, more generally.  Alternative uses for grains, for example as energy sources or in manufacturing, also drive the prices for grains, and such alternative uses may be dependent on governmental action, such as subsidies or tariffs, and technological innovation.  Extrinsic factors also affect grain prices such as natural disasters, pestilence, scientific developments, wars and political and civil upheavals.  Substitution of other commodities for grains could also impact the price of grains and therefore the performance of the underlying index. The price of grains futures has experienced severe price fluctuations in the recent past and there can be no assurance that this price volatility will not continue in the future.  See “Description of LASERS—S&P GSCI™ Grains Index–Excess Return” on PS-23 and “—Historical Information” on PS-29.

The LASERS will not be listed and secondary trading may be limited
The LASERS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the LASERS.  MS & Co. may, but is not obligated to, make a market in the LASERS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the LASERS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the LASERS, the price at which you may be able to trade your LASERS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the LASERS, it is likely that there would be no secondary market for the LASERS.  Accordingly, you should be willing to hold your LASERS to maturity.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the LASERS
One or more of our subsidiaries has carried out, and will continue to carry out, hedging activities related to the LASERS (and to other instruments linked to the underlying index), including trading in swaps and futures contracts on the commodities that underlie the underlying index, and possibly in other instruments related to the underlying index.  Some of our subsidiaries also trade the commodities futures contracts that underlie the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, as a result, could have increased the level above which the index value must remain for the index percent change to be greater than the downside threshold value on each index business day during the period from but excluding the pricing date to and including the valuation date and could have increased the level at which the index value must be on the valuation date before you would receive a payment at maturity that exceeds the stated principal amount on the LASERS, if the downside threshold value were to be reached.  Additionally, such hedging or trading activities during the term of the LASERS could potentially affect the index value, including the index value on the valuation date, and whether the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, and, accordingly, the amount of cash, if any, you will receive upon a sale of the LASERS or at maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the LASERS at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the LASERS and the cost of hedging our obligations under the LASERS that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the LASERS or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the LASERS
As calculation agent, MSCG has determined the initial index value and will determine the final index percent change and whether the index percent change was less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date or whether a market disruption event has occurred, and will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of any index value in the event of a market disruption event, may adversely affect the payout to you at maturity.  See the section of this pricing supplement called “Description of LASERS—Market Disruption Event.”

Investing in the LASERS is not equivalent to investing directly in the underlying index or in the commodities futures contracts that underlie the underlying index
Investing in the LASERS is not equivalent to investing directly in the underlying index or in the commodities futures contracts that underlie the underlying index.  By purchasing the LASERS, you do not purchase any entitlement to the commodities futures contracts that underlie the underlying index.  Further, by purchasing the LASERS, you are taking credit risk to Morgan Stanley and not to any counter-party to the commodities futures contracts that underlie the underlying index.

Higher future prices of the index commodities relative to their current prices may adversely affect the value of the underlying index and the value of the LASERS
The S&P GSCI™–ER, on which the underlying index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in January may specify an February expiration.  As time passes, the contract expiring in February is replaced by a contract for delivery in March.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.”  However, grains and certain other commodities included in the S&P GSCI™–ER may trade in “contango” markets at any given time.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the grains markets would result in negative “roll yields,” which would adversely affect the value of the underlying index and, accordingly, the value of the LASERS.
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the value of the LASERS
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying index and, therefore, the value of the LASERS.

Adjustments to the underlying index could adversely affect the value of the LASERS
The publisher of the underlying index may substitute the commodity contracts constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the LASERS.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

Although the U.S. federal income tax consequences of an investment in the LASERS are uncertain, under current law the LASERS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the LASERS supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each LASERS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the LASERS, the timing and character of income on the LASERS might differ significantly.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the LASERS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the LASERS as ordinary income.  We do not plan to request a ruling from the IRS regarding the tax treatment of the LASERS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the LASERS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the LASERS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the LASERS, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the LASERS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF LASERS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “LASERS” refers to each $1,000 Stated Principal Amount of our Commodity LASERSSM due October 25, 2012 Based on the Performance of the S&P GSCI™ Grains Index–Excess Return.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$18,210,000

Pricing Date	April 25, 2011

Original Issue Date (Settlement Date)	April 28, 2011

Maturity Date	October 25, 2012, subject to postponement if the Valuation Date is postponed in accordance with the definition thereof.

If, due to a Market Disruption Event or otherwise, the Valuation Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second Business Day following the Valuation Date as postponed.  See “––Valuation Date” below.

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per LASERS

Original Issue Price	$1,000 per LASERS

CUSIP Number	617482SZ8

ISIN Number	US617482SZ80

Denominations	$1,000 and integral multiples thereof

Underlying Index	S&P GSCI™ Grains Index–Excess Return

Underlying Index Publisher	Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”)

Payment at Maturity
You will receive for each $1,000 Stated Principal Amount of LASERS that you hold a Payment at Maturity equal to the Stated Principal Amount plus the Return Amount, subject to the Maximum Payment at Maturity.  This amount may be greater than, equal to or less than the Stated Principal Amount.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash, if any, to be delivered with respect to each LASERS, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the LASERS to the Trustee for delivery to DTC, as holder of the LASERS, on or prior to the Maturity Date.  We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Maximum Payment at Maturity	$1,280 per LASERS (128% of the Stated Principal Amount)

Return Amount	The Return Amount will be determined by the Calculation Agent and will equal:

•  if the Index Percent Change is greater than the Downside Threshold Value on each Index Business Day during the period from but excluding the Pricing Date to and including the Valuation Date, an amount equal to the Stated Principal Amount times the greater of (i) the Final Index Percent Change and (ii) the Fixed Percentage; or

•  if the Index Percent Change is less than or equal to the Downside Threshold Value on any Index Business Day during the period from but excluding the Pricing Date to and including the Valuation Date, an amount equal to the Stated Principal Amount times the Final Index Percent Change.

For purposes of determining whether the Index Percent Change has reached the Downside Threshold Value on any Index Business Day during the period from but excluding the Pricing Date to and including the Valuation Date, we will disregard Index Business Days on which a Market Disruption Event occurs and will use closing level monitoring, which means that the Index Percent Change will be calculated only once on each Index Business Day based on the official settlement price of the Underlying Index as published by the Underlying Index Publisher or its successor on such day.  If the Valuation Date is postponed in accordance with the definition thereof, the period of monitoring whether the Index Percent Change has reached the Downside Threshold Value will be extended to the date on which the Final Index Percent Change is determined, regardless of whether such date is a non-Index Business Day or a day on which a Market Disruption Event occurs.

Downside Threshold Value	-25%

Fixed Percentage	12%

Index Percent Change	On any Index Business Day,

Index Value – Initial Index Value
Initial Index Value

Final Index Percent Change	The Index Percent Change as determined on the Valuation Date.

Initial Index Value	53.56245, which is the Index Value on the Pricing Date.

If the Initial Index Value as finally published by the Underlying Index Publisher, as determined by the Calculation Agent, differs from the Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Index Value	The Index Value on any Index Business Day will equal the official settlement price of the Underlying Index as published by the Underlying Index Publisher or its successor on such day.

Reuters, Bloomberg and various other third party sources may report official settlement prices of the Underlying Index.  If any such reported price differs from that as determined by the Underlying Index Publisher or its successor, the official settlement price published by the Underlying Index Publisher will prevail.

Valuation Date
October 22, 2012; provided that if the scheduled Valuation Date is not an Index Business Day, the Valuation Date will be the next succeeding Index Business Day; provided further that if a Market Disruption Event relating to the Underlying Index or any commodities futures contract underlying the Underlying Index (each, an “index contract”) occurs on the Valuation Date, the Index Value for the Valuation Date will be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Underlying Index or any index contract occurs on the Valuation Date, the Calculation Agent will calculate the Index Value for such date using as a price (i) for each index contract that did not suffer a Market Disruption Event on such date, the official settlement price of such index contract on such date and (ii) for each index contract that did suffer a Market Disruption Event on such date, the official settlement price of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a Market Disruption Event has occurred with respect to such index contract on each of the three consecutive Trading Days immediately succeeding the Valuation Date, the Calculation Agent will determine the price of such index contract for such date on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the price of the relevant index contract for the Valuation Date shall be the arithmetic mean of such quotations.  Quotations of Morgan Stanley & Co. Incorporated (“MS & Co.”), Morgan Stanley Capital Group Inc. (“MSCG”) or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained.  If fewer than three quotations are provided as requested, the price of the relevant index contract for the Valuation Date shall be determined by the Calculation Agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.  In calculating the Index Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Underlying Index last in effect prior to the occurrence of a Market Disruption Event.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.
Index Business Day	Any day on which the official settlement price of the Underlying Index is published by the Underlying Index Publisher or its successor.
Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Underlying Index or any Successor Index.
Trading Day
Trading Day means in respect of each index contract, a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange for such index contract is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Book Entry Note or
Certificated Note
Book Entry.  The LASERS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the LASERS.  Your beneficial interest in the LASERS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the LASERS, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book-entry securities, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior
Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Agent	MS & Co.
Calculation Agent	MSCG and its successors.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655), provided that the Calculation Agent will not apply any rounding for the purpose of determining whether the Downside Threshold Value has been reached; all dollar amounts related to determination of the amount of cash payable per LASERS, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of LASERS, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the LASERS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Index Value, the Index Percent Change, whether the Index Percent Change is less than or equal to the Downside Threshold Value on any Index Business Day during the period from but excluding the Pricing Date to and including the Valuation Date and whether a Market Disruption Event has occurred.  See “—Market Disruption Event” below.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event
Market Disruption Event means, with respect to the Underlying Index or any index contract, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content, in each case, as determined by the Calculation Agent.

Price Source Disruption
Price Source Disruption means (i) the temporary failure of the Underlying Index Publisher to announce or publish the Index Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Underlying Index.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means (i) the failure of trading to commence, or the permanent discontinuance of trading, in any of the index contracts on the Relevant Exchange, (ii) the disappearance of, or of trading in, any of the commodities underlying the Underlying Index or (iii) the disappearance or permanent discontinuance or unavailability of the Index Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Underlying Index shall not be a Disappearance of Commodity Reference Price if MSCG shall have selected a Successor Index in accordance with “—Discontinuance of the Underlying Index; Alteration of Method of Calculation.”

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in any of the index contracts on the Relevant Exchange for such contract.

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Value.
Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Underlying Index.
Tax Disruption
With respect to any index contract, Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, such index contract (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price of such index contract on any day on which the Index Value must be determined from what it would have been without that imposition, change or removal.

Discontinuance of the Underlying Index; Alteration of Method of
Calculation
If, following the Original Issue Date, the Underlying Index Publisher discontinues publication of the Underlying Index and the Underlying Index Publisher or another entity (including MSCG or MS & Co.) publishes a successor or substitute index that MSCG, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Underlying Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on any Index Business Day that the Index Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the LASERS, within three Business Days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the LASERS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If, following the Original Issue Date, the Underlying Index Publisher ceases to publish the Underlying Index and no other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Underlying Index and composition of the futures contracts of the Underlying Index on the last day on which the Underlying Index was published.

If the Underlying Index Publisher changes its method of calculating the Underlying Index in any material respect that the Calculation Agent determines, in its sole discretion, not to be a

Material Change in Formula, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Underlying Index as if such changes or modifications had not been made and calculate any Index Value in accordance with such adjustments.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the LASERS.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the LASERS shall have occurred and be continuing, the amount declared due and payable per LASERS upon any acceleration of the LASERS (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as though (i) the Index Percent Change on such date of acceleration were the Final Index Percent Change and (ii) the period during which the Index Percent Change is observed for the purpose of determining whether the Downside Threshold Value has been reached ended at 4:00 p.m. (New York City time) on such date of acceleration.

If the maturity of the LASERS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the LASERS as promptly as possible and in no event later than two Business Days after the date of acceleration.

S&P GSCI™ Grains Index–Excess Return
We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information.  Such information reflects the policies of, and is subject to change by, S&P.  The Index is calculated, maintained and published by S&P.

The Index is a sub-index of the S&P GSCI™-ER.  It represents only the grains components of the S&P GSCI™-ER, consisting of corn, soybeans, Chicago wheat and Kansas wheat. The distinction between Chicago wheat and Kansas wheat is that they are each futures contracts for wheat which are traded on the Chicago Board of Trade and the Kansas City Board of Trade, respectively. The components of the Underlying Index, among other matters, may change during the term of the LASERS.

The value of the Underlying Index on any given day is calculated in the same manner as the S&P GSCI™-ER except that (i) the daily contract reference prices, the contract production weight (“CPW”) and roll weights used in performing such calculations are limited to those of the S&P GSCI™ commodities included in the Underlying Index; and (ii) the Underlying Index has a separate normalizing constant.
The S&P GSCI™-ER

The S&P GSCI™-ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCI™-ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCI™, the composition of which, on any given day, reflects the CPW and “roll weights” of the contracts included in the S&P GSCI™ (discussed below).

Value of the S&P GSCI™-ER

The value of the S&P GSCITM-ER on any given day is equal to the product of (i) the value of the S&P GSCITM-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made.  The value of the S&P GSCITM-ER is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.  The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and, (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day.  In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.  Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the “roll period”).  On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.
The S&P GSCI™

The S&P GSCI™ is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the S&P GSCI™. The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below.  S&P makes the official calculations of the S&P GSCI™.

The Index Advisory Panel established by S&P to assist it in connection with the operation of the S&P GSCI™ generally meets once each year to discuss the composition of the S&P GSCI™.  The Index Advisory Panel may, if necessary or practicable, meet at other times during the year as issues arise that warrant its consideration.

Composition of the S&P GSCI™
In order to be included in the S&P GSCI™ a contract must satisfy the following eligibility criteria:
• The contract must be in respect of a physical commodity and not a financial commodity.

•  The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in rolls to be effected pursuant to the S&P GSCI™.

•  The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

•  The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™.

• At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded.

•  For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

• Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the S&P GSCI™.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the New York Mercantile Exchange, Inc., the International Petroleum Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar & Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the London Metal Exchange.

Calculation of the S&P GSCI™
The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time.
Contract Expirations

Because the S&P GSCI™ is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.”  The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, in consultation with the Index Advisory Panel, provided that each such contract must be an “active contract.”  An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P.  If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity.  The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™.  To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™.

License Agreement between S&P
and Morgan Stanley
S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Underlying Index, which is owned and published by S&P, in connection with securities, including the LASERS.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The LASERS are not sponsored, endorsed, sold or promoted by MGH (including its affiliates) (MGH, with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the LASERS.  The Corporations make no representation or warranty, express or implied, to the holders of the LASERS or any member of the public regarding the advisability of investing in securities generally or in the LASERS particularly, or the ability of the Underlying Index to track general agricultural commodity market performance.  The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the Underlying Index and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the Underlying Index which is determined, composed and calculated by S&P without regard to the Licensee or the LASERS.  S&P has no obligation to take the needs of the Licensee or the owners of the LASERS into consideration in determining, composing or calculating the Underlying Index.  The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the LASERS to be issued or in the determination or calculation of the equation by which the LASERS are to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the LASERS.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE,

INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of S&P and have been licensed for use by Morgan Stanley.  The LASERS have not been passed on by the Corporations as to their legality or suitability.  The LASERS are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE LASERS.

Historical Information
The following table sets forth the published high and low official settlement prices for the Underlying Index, as well as the end-of-quarter official settlement prices of the Underlying Index, for each calendar quarter in the period from January 1, 2006 to April 25, 2011.  The official settlement price for the Underlying Index on April 25, 2011 was 53.56245.  The graph following the table sets forth the daily official settlement prices for the Underlying Index for the same period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The Index Values of the Underlying Index on the Pricing Date and on each Index Business Day during the period from but excluding the Pricing Date to and including the Valuation Date will be determined with reference to the official settlement price of the Underlying Index, as determined in accordance with “─Index Value” above, rather than the prices published by Bloomberg Financial Markets on such dates. The historical performance of the Underlying Index set out in the table and graph below should not be taken as an indication of its future performance.  We cannot give you any assurance that the Downside Threshold Value will not be reached or that the Index Percent Change on the Valuation Date will be greater than zero so that you will receive a Payment at Maturity in excess of the Stated Principal Amount of the LASERS.  The value of the Underlying Index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.

S&P GSCI™ Grains Index–Excess Return High and Low Daily Official Settlement Prices and End-of-Quarter Prices January 1, 2006 through April 25, 2011
S&P GSCITM Grains Index—Excess Return	High	Low	Period End
2006
First Quarter	40.84991	36.44398	38.49508
Second Quarter	42.70185	37.96807	39.47922
Third Quarter	41.39773	35.46467	38.93789
Fourth Quarter	47.97013	38.78892	46.84730
2007
First Quarter	49.47430	42.94722	43.22966
Second Quarter	50.98556	41.29468	46.56505
Third Quarter	60.64211	45.59913	60.13757
Fourth Quarter	64.44726	54.00927	62.30067
2008
First Quarter	80.53937	62.30067	66.44107
Second Quarter	76.31642	61.15613	72.57173
Third Quarter	74.78079	50.41669	50.41669
Fourth Quarter	50.05192	33.46049	42.92577
2009
First Quarter	45.05720	35.75311	39.52687
Second Quarter	47.06048	38.13524	38.14057
Third Quarter	38.94582	32.58390	33.79297
Fourth Quarter	40.02661	32.56601	38.45174
2010
First Quarter	39.50198	31.89145	31.89145
Second Quarter	34.23139	30.38142	31.80267
Third Quarter	43.72429	32.64124	41.59548
Fourth Quarter	49.69650	39.74391	49.69650
2011
First Quarter	54.53091	44.55464	50.30385
Second Quarter (through April 25, 2011)	53.56245	50.66767	53.56245

S&P GSCI™ Grains Index–Excess Return Daily Official Settlement Prices – January 1, 2006 to April 25, 2011

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the LASERS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the LASERS.  The Original Issue Price of the LASERS includes the Agent’s commissions (as shown on the cover page of this pricing supplement) paid with respect to the LASERS and the cost of hedging our obligations under the LASERS.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the LASERS at any time in secondary market transactions will likely be significantly lower than the Original Issue Price, since secondary market prices are likely to exclude commissions paid with respect to the LASERS and the cost of hedging our obligations under the LASERS that will be included in the Original Issue Price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the LASERS or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the LASERS by taking positions in swaps and futures contracts on the commodities that underlie the Underlying Index.  Such purchase activity could have increased the Initial Index Value, and, as a result, have increased the level above which the Index Value must remain for the Index Percent Change to be greater than the Downside Threshold Value on each Index Business Day during the period from but excluding the Pricing Date to and including the Valuation Date and could have increased the level at which the Index Value must be on the Valuation Date before you would receive a Payment at Maturity that exceeds the Stated Principal Amount of the LASERS, if the Downside Threshold Value were to be reached.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the LASERS by purchasing and selling swaps and futures contracts on the commodities that underlie the Underlying Index or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments during the term of the LASERS, including on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the Index Value and, therefore, adversely affect the value of the LASERS or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the aggregate principal amount of LASERS set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the LASERS directly to the public at the public offering price set forth on the cover page of this pricing supplement; provided that the price will be $996.25 per LASERS and the Agent’s commissions will be $16.25 per LASERS for the purchase by any single investor of greater than or equal to $1,000,000 and less than $3,000,000 principal amount of the LASERS, the price will be $994.38 per LASERS and the Agent’s commissions will be $14.38 per LASERS for the purchase by any single investor of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of the LASERS and the price will be $992.50 per LASERS and the Agent’s commissions will be $12.50 per LASERS for the purchase by any single investor of greater than or equal to $5,000,000 principal amount of the LASERS.  The Agent may distribute the LASERS through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent a fixed sales commission of $20.00 for each LASERS they sell; provided that concessions allowed to such dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the LASERS distributed by such dealers.  After the initial offering of the LASERS, the Agent may vary the offering price and other selling terms from time to time.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the LASERS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the LASERS.  Specifically, the Agent may sell more LASERS than it is obligated to purchase in connection with the offering, creating a naked short position in the LASERS for its own account.  The Agent must close out any naked short position by purchasing the LASERS in the open market after the offering.  A naked short position in the LASERS is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the LASERS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the

Agent may bid for, and purchase, the LASERS or the futures contracts that underlie the Underlying Index in the open market to stabilize the price of the LASERS.  Any of these activities may raise or maintain the market price of the LASERS above independent market prices or prevent or retard a decline in the market price of the LASERS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into hedging transactions with us in connection with this offering of the LASERS.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the LASERS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the LASERS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the LASERS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the LASERS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the LASERS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the LASERS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the LASERS.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The LASERS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The LASERS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The LASERS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the LASERS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.
Hong Kong

No action has been taken to permit an offering of the LASERS to the public in Hong Kong as the LASERS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the LASERS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the LASERS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The LASERS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the LASERS nor make the LASERS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the LASERS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));
(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the LASERS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Validity of the LASERS
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the LASERS offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such LASERS will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the LASERS and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these LASERS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these LASERS are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the LASERS are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these LASERS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the plan involved in the transaction and provided further that the plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these LASERS.

Because we may be considered a party in interest with respect to many plans, these LASERS may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these LASERS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity, is not purchasing such LASERS on behalf of or with “plan assets” of any plan, or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these LASERS on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of these LASERS has exclusive responsibility for ensuring that its purchase, holding and disposition of the LASERS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any LASERS to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the LASERS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., MSSB or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the LASERS by the account, plan or annuity.

Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the LASERS, either directly or indirectly.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the LASERS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the LASERS.  This discussion applies only to initial investors in the LASERS who:

• purchase the LASERS at their “issue price”; and
• will hold the LASERS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:
• certain financial institutions;
• insurance companies;
• certain dealers and traders in securities, commodities or foreign currencies;
• investors holding the LASERS as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or
• persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the LASERS is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the LASERS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General
Under current law, the LASERS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the LASERS or instruments that are similar to the LASERS for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or courts will agree with the treatment described herein.  Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the LASERS (including possible alternative treatments of the LASERS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the LASERS described above.

Tax Consequences to U.S. Holders
This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a LASERS that is, for U.S. federal income tax purposes:
• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or
• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
The term “U.S. Holder” also includes certain former citizens and residents of the United States.
Tax Treatment of the LASERS

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the LASERS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the LASERS should equal the amount paid by the U.S. Holder to acquire the LASERS.

Sale, Exchange or Settlement of the LASERS at Maturity.  Upon a sale or exchange of the LASERS or upon settlement of the LASERS at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the LASERS sold, exchanged or settled.  Any gain or loss recognized upon sale, exchange or settlement of a LASERS should be long-term capital gain or loss if the U.S. Holder has held the LASERS for more than one year at such time and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the LASERS

Due to the absence of authorities that directly address the proper characterization of the LASERS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the LASERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the LASERS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the LASERS every year at a “comparable yield” determined at the time of its issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the LASERS would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.  Because the LASERS provide for the return of principal except where the Index Percent Change on any trading day during the term of the LASERS is less than or equal to the Downside Threshold Value, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments rather than as an open transaction, is higher than with other commodity-linked securities that do not provide for the return of principal.

Even if the Contingent Debt Regulations do not apply to the LASERS, other alternative federal income tax treatments of the LASERS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the LASERS.  It is possible, for example, that a LASERS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the LASERS.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the LASERS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the LASERS, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the LASERS, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the LASERS and the proceeds from a sale, exchange or other disposition of the LASERS, unless the

U.S. Holder provides proof of an applicable exemption from the information reporting rules.
Tax Consequences to Non-U.S. Holders
This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a LASERS that is, for U.S. federal income tax purposes:
• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

•  a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or
• a holder for whom income or gain in respect of the LASERS is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the LASERS.
Tax Treatment upon Sale, Exchange or Settlement of a LASERS

Assuming the treatment of the LASERS as set forth above is respected, a Non-U.S. Holder of the LASERS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a LASERS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the LASERS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
• the certification requirement described below has been satisfied with respect to the beneficial owner.
The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LASERS

(or a financial institution holding a LASERS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the LASERS.  Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the LASERS should be subject to U.S. withholding tax.  It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the LASERS, possibly on a retroactive basis.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the LASERS to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the LASERS to Non-U.S. Holders and we will not be required to pay any additional amounts with respect to amounts withheld.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the LASERS, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the LASERS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the LASERS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the LASERS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition of the LASERS.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a LASERS” will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability.